EXHIBIT 99.1

EDAP Fully Redeems $8.0 Million Long-Term Debt

Ablatherm-HIFU PMA Application Process Continues to Advance

LYON, France, June 14, 2013 (GLOBE NEWSWIRE) -- EDAP TMS SA (Nasdaq:EDAP), a global leader in therapeutic ultrasound, announced today the full redemption of its $8.0 million outstanding long-term debt by using a portion of the net proceeds from the $12.0 million private placement executed on May 28, 2013.

Marc Oczachowski, Chief Executive Officer, commented, "With the full debt redemption initiative completed, our balance sheet is successfully streamlined through the elimination of the 9% annual interest paid quarterly and the removal of the redemption obligation ahead of the June 2014 maturity. We intend to invest the remaining net proceeds balance in the expansion of our U.S. operations in preparation of potential approval of our Ablatherm®-HIFU for the treatment of localized prostate cancer, as the Pre-Market Approval (PMA) application is currently under review by U.S. FDA."

"The 100-day meeting with the FDA held on June 3 provided a discussion forum with the FDA regarding our PMA application. Based on this meeting as well as the FDA's device review process and associated 'Review Clock', EDAP anticipates a panel meeting next year."

Mr. Oczachowski concluded, "With its strengthened balance sheet and expansion programs on track, EDAP is now well positioned to execute its growth strategy that leverages the tremendous market potential of its medical technologies both in the US and in the rest of the world."

About EDAP TMS SA

EDAP TMS SA markets today Ablatherm® for high-intensity focused ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment, Ablatherm-HIFU is approved and commercialized in Europe as a treatment for prostate cancer and is currently under regulatory review in the U.S. following submission of the Pre-Market Approval Application in February 2013 after the completion of a multi-center U.S. Phase II/III clinical trial under an Investigational Device Exemption (IDE) granted by the FDA. The Company also develops its HIFU technology for the potential treatment of certain other types of tumors. EDAP TMS SA also produces and commercializes medical equipment (the Sonolith® range) for treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL). For more information on the Company, please visit http://www.edap-tms.com, and http://www.hifu-planet.com.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements that involve risks and uncertainties. Such statements are based on management's current expectations and are subject to a number of uncertainties, including the uncertainties of the FDA PMA review process, our ability to expand our U.S. operations and execute our growth strategy and the market potential for our medical technologies, as well asrisks that could cause actual results to differ materially from those described in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission and in particular, in the sections "Cautionary Statement on Forward-Looking Information" and "Risk Factors" in the Company's Annual Report on Form 20-F. Ablatherm-HIFU treatment is in clinical trials, but not FDA-approved or marketed in the United States.

CONTACT: Blandine Confort
         Investor Relations / Legal Affairs
         EDAP TMS SA
         +33 4 72 15 31 72
         bconfort@edap-tms.com

         Investors:
         Stephanie Carrington
         The Ruth Group
         646-536-7017
         scarrington@theruthgroup.com